Suite 1202 – 700 West Pender Street, Vancouver, BC V6C 1G8

Tollfree: 1-866-688-2001

Tel: (604) 688-2001  Fax: (604) 688-2043

Email: czn@canadianzinc.com  Website: www.canadianzinc.com

PRESS RELEASE

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Judicial Review of Water License

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Road Permit Application Complete

For immediate release - Toronto – October 14, 2003.  Canadian Zinc Corporation (“TSX-CZN”)

Judicial Review of Water Licence

As previously announced, the Mackenzie Valley Land and Water Board issued a Type A Land use Permit and a Type B Water Licence to the Company on September 10, 2003.  An Application has been brought in the Federal Court on October 10, 2003 against Mackenzie Valley Land and Water Board and the Company by  Nahanni Butte Dene Band, Pehdzeh Ki First Nations and Deh Cho First Nations seeking a judicial review of the decision by the Mackenzie Valley Water Board to the issue the  Water Licence.  The Application states that the Water Board in issuing the licence did not incorporate the conditions which had been recommended by the Mackenzie Valley Environmental Impact Review Board and by the Minister of Indian Affairs and Northern Development and did not adequately consult with the Applicants.  The Application seeks an Order  setting aside the decision of the Water Board  to issue the Water Licence  or that the conditions recommended by the Environmental Impact Review Board and the Minister be incorporated in a new licence and that the Applicants be given an opportunity to make representations on a new water licence.

Although the  Company believes that this is primarily a matter between the Water Board and the First Nations and that, to its knowledge, all appropriate procedures have been followed by the Water Board,  the Company is confident that any concerns of the First Nations can be resolved within the framework of the Prairie Creek Development Co-Operation Agreement which has been signed between the Company and the Nahanni Butte Dene Band.   John Kearney, Chairman stated:  “This request for a judicial review  is a further step in the permitting process towards the development of the Prairie Creek Mine.   We are confident this will be dealt with in good time for the Company’s planned 2004 underground development and metallurgical testing programs.”

Access Road Permit

The Company has been advised by the Mackenzie Valley Land and Water Board that its previously filed land use application for a winter access road from the Liard Highway to the Prairie Creek Mine was formally receipted on September 24, 2003.  Accordingly, in accordance with the regulations,  the Water Board  has 42 days after September 24, 2003 to either (1) issue a Type A permit, (2) order further studies and investigations or (3) refer the application to the Mackenzie Valley Environmental Review Board.

$2.5 Million Financing

On October 8, 2003 the Company announced that it had entered into a Letter of Intent for a $2.5 million private placement financing of  2,500,000 flow through shares at $0.50 per share and 2,500,000 units consisting of one common share and one half warrant at $0.50 per unit.  Two half warrants will entitle the holder to purchase one common share at $0.60 per share for a period of eighteen months.  Total proceeds of the placement are expected to be $2.5 million before expenses.

Prairie Creek Mine

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a substantial mineral resource base totaling 11.9 million tonnes grading 161 grams per tonne silver, 12.5% zinc, 10.1% lead and 0.4% copper.  The resource contains  an estimated 70 million ounces of silver, approximately 3  billion pounds of zinc and approximately  2.2 billion  pounds of lead.

For further information contact:

John F. Kearney	John A. MacPherson
Chairman	Director
(416) 362-6686	(604) 688-2001

A more extensive description of the Company’s activities is available on the Company’s web site at www.canadianzinc.com

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.